The Goodyear Tire & Rubber Company
Akron, Ohio 44316-0001
Law Department
July 17, 2006
VIA EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

RE:	The Goodyear Tire & Rubber Company — File Number 1-1927:
Form 10-K for the year ended December 31, 2005 Filed February 17, 2006
Dear Ms. Blye:
     This letter is in response to comments in your letter, dated June 14, 2006 (the “comment letter”), to Mr. Robert J. Keegan, Chief Executive Officer of The Goodyear Tire & Rubber Company (the “Company”), which are based on your office’s limited review of the above referenced filing.
     The Company respectfully submits the following in response to your letter:
     The Company and its subsidiaries have no operations in, or ties to, Cuba. At one time, the Company had a subsidiary in Cuba, Goodyear de Cuba, S.A. Productos de Goma. However, in 1960 the government of Cuba seized and confiscated all of the assets of this subsidiary. Today, in addition to having no operations in, or ties to, Cuba, we are aware of no sales to that country.
     The Company and its subsidiaries also have no operations or offices in Iran, Syria or Sudan, although certain of the Company’s foreign subsidiaries made a small amount of sales to customers in these countries in 2005. The amount of these sales aggregated to substantially less than .01% of the Company’s 2005 consolidated net sales. From a quantitative standpoint, the Company is confident that these limited sales activities do not constitute material information for or a material investment risk to its security holders.
     From a qualitative standpoint, the Company is equally confident in its assessment of the immaterial nature of these activities. The nature of these sales is de minimis from any perspective. The Company does not believe that there is any potential for material adverse investor reaction to these limited activities.

     The Company notes that, in view of the fact that foreign subsidiaries of United States based companies are not prohibited from doing business with Iran, Sudan and Syria, none of these sales were in violation of the laws of the United States. It is the policy of the Company to comply in all respects with all applicable U.S. export and foreign trade controls. To support this policy, the Company’s computer systems in North America prevent the user from entering any sales to the four referenced countries on the Company’s order-to-cash system. Moreover, the Company’s broader compliance efforts in the area of foreign trade controls are designed to help ensure that sales and other personnel in the United States and at foreign subsidiaries understand applicable United States export and foreign trade controls and new developments in such controls.
     The comment letter references a May 2005 article that attributes statements to a Goodyear spokesman to the effect that Goodyear is unable to control third party sales into Sudan. Please note that our compliance efforts are designed to help ensure compliance with U.S. law if Goodyear becomes aware of third party sales to certain countries, including Sudan, that it has reason to believe may not comply with U.S. law.
     As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions, comments and advice of the Commission Staff to me at 330-796-4141 (fax: 330-796-8836).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Michael R. Peterson
Michael R. Peterson
Attorney